Filed Pursuant to Rule 433

Registration No. 333-223463

Pricing Term Sheet

República Oriental del Uruguay

4.375% USD Bonds due 2031 (the “Reopening 2031 Bonds”)

Final Terms and Conditions

As of May 13, 2021

Issuer	República Oriental del Uruguay.

Title	4.375% USD Bonds due 2031.

Principal Amount	U.S.$574,373,000 (to constitute a further issuance of, be consolidated, form a single series, and be fully fungible on the settlement date with the Republic’s outstanding U.S.$1,250,000,000, U.S.$216,969,673 and U.S.$400,000,000 aggregate principal amount of 4.375% USD Bonds due 2031 issued on January 23, 2019, October 2, 2019 and July 2, 2020, respectively).

Maturity Date	January 23, 2031.

Pricing Date	May 13, 2021.

Settlement Date	May 21, 2021 (T+6).

Public Offering Price	114.783% of the principal amount (plus accrued interest from (and including) January 23, 2021 to (but excluding) May 21, 2021, the date the Republic expects to deliver the Reopening 2031 Bonds, and any additional interest, if any, from May 21, 2021, if settlement occurs after that date. Purchasers of the Reopening 2031 Bonds will be entitled to receive the full amount of the next semi-annual regular interest payment on July 23, 2021.

Spread to Benchmark Treasury	+80 bps.

Benchmark Treasury	1.125% due February 15, 2031.

Price and Yield	95-08 and 1.654%.

Re-offer Yield	2.454%.

Coupon	4.375% per year, payable semi-annually in arrears. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	January 23 and July 23 of each year, commencing on July 23, 2021.

Payments of Principal	Principal will be repaid in three nominally equal installments on January 23, 2029, January 23, 2030 and at maturity.

Optional Redemption

Prior to October 23, 2030 (the date that is three months prior to the maturity date of the Reopening 2031 Bonds), the Reopening 2031 Bonds will be redeemable, in whole or in part, at the Issuer’s option, at any time and from time to time, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the Reopening 2031 Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Reopening 2031 Bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield, plus 25 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

On or after October 23, 2030, the Reopening 2031 Bonds will be redeemable, in whole or in part, at the Issuer’s option, at any time and from time to time, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Reopening 2031 Bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Denominations	U.S.$1.00 and integral multiples of U.S.$1.00 in excess thereof.

Distribution	SEC Registered.

CUSIP / ISIN	917288BK7 / US917288BK78.

Governing Law	State of New York.

Listing	Application will be made to admit the Reopening 2031 Bonds to the Luxembourg Stock Exchange and to have the Reopening 2031 Bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	BofA Securities, Inc. HSBC Securities (USA) Inc. Santander Investment Securities Inc.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/0000102385/000119312521159908/d899206d424b3.htm

https://www.sec.gov/Archives/edgar/data/0000102385/000119312521155707/0001193125-21-155707-index.htm

https://www.sec.gov/Archives/edgar/data/0000102385/000119312520174873/0001193125-20-174873-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312520139224/d913283d18k.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518072100/d526658dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BofA Securities at +1 (800) 294-1322, HSBC Securities (USA) Inc. at +1-866-811-8049 and Santander Investment Securities Inc. collect at +212-940-1442 or toll-free at +1 (855) 404-3636.

Delivery of the Reopening 2031 Bonds is expected on or about May 21, 2021, which will be the sixth business day following the date of pricing of the Reopening 2031 Bonds. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Reopening 2031 Bonds prior to two business days before the Settlement Date may be required, by virtue of the fact that the Reopening 2031 Bonds initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Reopening 2031 Bonds who wish to trade Reopening 2031 Bonds prior to two business days before the Settlement Date should consult their own advisor.

This term sheet has been prepared on the basis that any offer of Reopening 2031 Bonds in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Reopening 2031 Bonds. Accordingly, any person making or intending to make an offer in the EEA of Reopening 2031 Bonds which are the subject of the offers contemplated in the Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the EEA, provided that no such offer of Reopening 2031 Bonds shall require Uruguay or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Reopening 2031 Bonds to any legal entity which is not a “qualified investor” as defined in the Prospectus Regulation. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Reopening 2031 Bonds through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Reopening 2031 Bonds contemplated in the prospectus supplement. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

The Reopening 2031 Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2017/1129 (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Reopening 2031 Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Reopening 2031 Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any Reopening 2031 Bonds under, the offers to the public contemplated in the Prospectus Supplement, or to whom the Reopening 2031 Bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires Reopening 2031 Bonds is not a “retail investor” (as defined above).

This term sheet has been prepared on the basis that any offer of Reopening 2031 Bonds in the United Kingdom (the “UK”) will be made pursuant to an exemption under section 85 of the Financial Services and Markets Act 2000 (the “FSMA”) and the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK Prospectus Regulation”), from the requirement to publish a prospectus for offers of Reopening 2031 Bonds. Accordingly, any person making or intending to make an offer in the UK of Reopening 2031 Bonds which are the subject of the offers contemplated in the Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of Reopening 2031 Bonds shall require the Republic or any of the underwriters to publish a prospectus pursuant to section 85 of FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Reopening 2031 Bonds to any legal entity which is not a “qualified investor” as defined in the UK Prospectus Regulation. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Reopening 2031 Bonds through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Reopening 2031 Bonds contemplated in the prospectus supplement.

The Reopening 2031 Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of UK domestic law by virtue of the EUWA, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Reopening 2031 Bonds to be offered so as to enable an investor to decide to purchase or subscribe for the Reopening 2031 Bonds.

Each person in the UK who receives any communication in respect of, or who acquires any Reopening 2031 Bonds under, the offers to the public contemplated in the Prospectus Supplement, or to whom the Reopening 2031 Bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires Reopening 2031 Bonds is: (1) a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation; and (2) not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, (iv) fall within Article 43 (“Members and creditors of certain bodies corporate”) of Financial Promotion Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.